ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

07025500

File No. 82-5139
July 19, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

SUPPL

CYBIRD Holdings Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of CYBIRD Holdings Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Business Report during Fiscal Year 2006 (9th Fiscal Year); and

2. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

(Summary English Translation)

During Fiscal Year 2006 (9th Fiscal Year)

Business Report

From April 1, 2006 through March 31, 2007

CYBIRD Holdings Co., Ltd.

Interview with President / To Our Shareholders

This section includes an interview with Kazutomo Robert Hori, President, and a greeting from Hori.

Business Overview

This section shows Business Overview of CYBIRD Group.

Consolidated Financial Statements

Consolidated Balance Sheet (Summary)

(Unit: Millions of yen, Round down)

	March 31, 2006	March 31, 2007
Assets		
I Current assets	**6,778**	**11,945**
Cash and cash equivalents	1,946	4,614
Accounts receivable	4,051	5,141
Inventories	23	921
Others	757	1,267
II Property and equipment	**12,178**	**10,633**
Tangible fixed assets	314	470
Intangible fixed assets	7,161	7,152
Software	692	887
Goodwill	6,157	6,144
Others	311	120
Investment and other assets	4,702	3,009
Investment securities	3,430	1,410
Others	1,272	1,599
Total Assets	**18,957**	**22,578**

(Unit: Millions of yen, Round down)

	March 31, 2006	March 31, 2007
Liabilities		
I Current liabilities	**5,294**	**7,252**
Accounts payable	1,597	2,409
Short-term debt	244	2,773
Others	3,451	2,068
II Long-term liabilities	**515**	**510**
Corporate bond & Long-term debt	491	440
Others	23	69
Total liabilities	**5,809**	**7,762**
Minority interests		
Minority interests	**723**	-
Shareholders' Equity		
I Common stock	**5,451**	-
II Additional paid-in capital	**5,508**	-
III Retained earnings	**1,450**	-
IV Unrealized gain in available-for-sale securities	**2**	-
V Foreign currency transaction adjustment	**10**	-
Total shareholders' equity	**12,424**	-
Total	**18,957**	-
Net Assets		
I Shareholders' equity	-	**13,776**
Common stock	-	5,503
Additional paid-in capital	-	14,469
Retained earnings	-	(6,195)
II Valuation and translation adjustments	-	**154**
III Subscription right	-	**15**
IV Minority interests	-	**869**
Total net assets	-	**14,815**
Total	-	**22,578**

Consolidated Income Statements (Summary)

(Unit: Millions of yen, Round down)

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
Net Sales	**15,089**	**23,571**
Cost of sales	9,526	12,868
Gross Profit	**5,562**	**10,702**
Selling, general and administrative expenses	5,809	9,915
Operating Income (Loss)	**(247)**	**786**
Non-operating income	352	62
Non-operating expenses	69	2,401
Ordinary Income (Loss)	**35**	**(1,552)**
Extraordinary profit	853	115
Extraordinary loss	810	5,929
Income (Loss) Before Income Taxes and minority Interests	78	(7,365)
Income Taxes	623	196
Prior Year Adjustments of income taxes	(168)	310
Profit (Loss) on minority interests	(232)	(42)
Net Income (Loss)	**(143)**	**(7,830)**

Consolidated Statement of Changes in Shareholders' Equity (Summary)

FY ended March 31, 2007 (From April 1, 2006 to March 31, 2007) (Unit: Millions of yen, Round down)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at March 31, 2006	5,451	5,508	1,450	12,410
Changes				
Change of shares	-	8,909	-	8,909
Share issue	51	51	-	103
Gain on new consolidation	-	-	224	224
Loss on exclusion of consolidation	-	-	(1)	(1)
Cash dividend	-	-	(38)	(38)
Net income (loss)	-	-	(7,830)	(7,830)
Net increase (decrease) except for items under shareholders' equity	-	-	-	-
Total	51	8,960	(7,646)	1,365
Balance at March 31, 2007	5,503	14,469	(6,195)	13,776

	Valuation / Translation Adjustment	Subscrip-tion right	Minority interests	Total
Balance at March 31, 2006	13	-	723	13,147
Changes				
Change of shares	-	-	-	8,909
Share issue	-	-	-	103
Gain on new consolidation	-	-	-	224
Loss on exclusion of consolidation	-	-	-	(1)
Cash dividend	-	-	-	(38)
Net income (loss)	-	-	-	(7,830)
Net increase (decrease) except for items under shareholders' equity	140	15	145	302
Total	140	15	145	1,668
Balance at March 31, 2007	154	15	869	14,815

Consolidated Cash Flow Statements (Summary)

(Unit: Millions of yen, Round down)

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
Cash flow from operating activities	**(1,628)**	**1,228**
Cash flow from investing activities	**(4,919)**	**(2,579)**
Cash flow from financing activities	**5,064**	**2,876**
Foreign currency translation adjustment of cash and cash equivalents	**(72)**	**(13)**
Increase (decrease) in cash and cash equivalents	**(1,556)**	**1,512**
Cash and cash equivalents at the beginning of period	**3,253**	**1,697**
Cash and cash equivalents at the end of period	**1,697**	**5,164**

Stock Information (as of March 31, 2007)

This section outlines the number of outstanding shares, number of shareholders, names of major shareholders and other shareholder information.

Corporate Profile (as of April 1, 2007)

This section mentions the name, date of establishment, amount of capital, number of employees, description of business, names of board members, banks of account, and name of companies of consolidated CYBIRD group.

File No. 82-5139

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on December 25, 2006 for the six-month period ended September 30, 2006, which sets forth the following information:

PART ONE CORPORATE INFORMATION

- I. Outline of the company
  - 1. Changes in principal indicators of business operations, etc.
  - 2. Substance of business
  - 3. Related companies
  - 4. Employees
- II. Business operations
  - 1. Summary of results of operations, etc.
  - 2. Operating revenues
  - 3. Material business issues to be dealt with
  - 4. Contracts material to operation of business
  - 5. Research and development activities
- III. Conditions of facilities
  - 1. Conditions of principal facilities
  - 2. Plans for establishment, disposal, etc. of facilities
- IV. State of the company
  - 1. Information concerning shares, etc.
    - (1) Total number of shares, etc.
    - (2) Stock acquisition rights, etc.
    - (3) Changes in number of issued shares and share capital
    - (4) Principal shareholders
    - (5) Voting rights
  - 2. Changes in share price
  - 3. Officers
- V. Financial condition
  - 1. Consolidated interim financial statements, etc.

(1) Consolidated interim financial statements
(2) Other matters
2. Non-consolidated interim financial statements, etc.
(1) Non-consolidated interim financial statements
(2) Other matters
VI. Information for reference

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Interim audit reports

The semi-annual securities report is available for public inspection through EDINET and at the Jasdaq Securities Exchange, Inc. for a certain period.

Annual Securities Report

Annual securities report dated June 29, 2007 for the fiscal year ended March 31, 2007.

An annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 29, 2007 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
1. Changes in principal indicators of business operations, etc.
2. History of the company
3. Substance of business
4. Related companies
5. Employees

II. Business operations
1. Summary of results of operations, etc.
2. Conditions of sales and purchase
3. Material business issues to be dealt with
4. Risks pertaining to operation of business, etc.

The annual securities report is available for public inspection through EDINET and at the Jasdaq Securities Exchange, Inc. for a certain period.

<u>Extraordinary Reports</u>

(1) An Extraordinary Report regarding changes in specified subsidiaries, major shareholders and representative directors, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and subparagraphs 3, 4 and 9 of paragraph 2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., was filed with the Director of the Kanto Local Finance Bureau on October 4, 2006 through EDINET.

(2) An Extraordinary Report regarding recognition of evaluation loss on associated company stock, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and subparagraphs 12 and 19 of paragraph 2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., was filed with the Director of the Kanto Local Finance Bureau on November 30, 2006 through EDINET.

(3) An Extraordinary Report regarding transfer of specified subsidiary, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and subparagraphs 3 of paragraph 2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., was filed with the Director of the Kanto Local Finance Bureau on 2 February, 2007 through EDINET. The extraordinary report is available for public inspection through EDINET and at the Japan Securities Dealers Association for a certain period.

(4) An Extraordinary Report regarding change in representative director, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and subparagraph 9 of paragraph 2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., was filed with the Director of the Kanto Local Finance Bureau on April 3, 2007 through EDINET. The extraordinary report is available for public inspection through EDINET and at the Japan Securities Dealers Association for a certain period.

(5) An Extraordinary Report regarding booking of extraordinary loss, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and subparagraphs 12 and 19 of paragraph 2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., was filed with the Director of the Kanto Local Finance Bureau on May 31, 2007 through EDINET. The extraordinary report is available for public inspection through EDINET and at the Japan Securities Dealers Association for a certain period.

These extraordinary reports are available for public inspection through EDINET and at the Japan Securities Dealers Association for a certain period.

END